UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

June 19, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On June 13, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact announcing the payment of an additional dividend of Ch$ 3.67470 would be voted in the extraordinary shareholder's meeting that will occur on July 9, 2003. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page
Material Fact	1

G.G. 2003/77	Santiago, June 13th, 2003.

Rol S.V.S. # 4272

MATERIAL FACT

SUPERINTENDENCE OF SECURITIES AND STOCKS

Dear Sirs,

According to Statement #66 of this the Superintendence, we inform that the board of directors of AES Gener S.A., during an extraordinary session # 77 held on June 12, 2003, agreed to submit to the approval of the Extraordinary Shareholders' Meeting, which will be held on Julio 9, 2003, 12:00 AM at El Bosque Sur Avenue 130, 1st floor, Las Condes, the payment of an additional definitive dividend against the earnings of 2002, of Ch$ 3.67470 per share, to be paid in cash commencing on August 5, 2003.

The shareholders registered at the Shareholder's Record 5 labor days prior to the payment date announced, which is on July 30, 2003, will be entitle to this dividend.

The dividend will be available to the shareholders at the Shares' Department of the Company, managed by Sonda BPO S.A., located at Eliodoro Yánez Avenue # 1215, Providencia, Santiago.

Yours faithfully,

Felipe Cerón Cerón

Chief Executive Officer

AES Gener S.A.

cc:	Santiago Stock Exchange

Electronic Stock Exchange of Chile

Valparaíso Stock Exchange

Superintendence of Pension Funds Administrators

Banco de Chile, Representative of the Convertible bond holders

Fitch Chile Clasificadora de Riesgo Ltda.

Feller Rate Clasificadora de Riesgo Ltda.

Risk Rating Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Francisco Castro

Chief Financial Officer